

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

June 17, 2020

Attn: Legalzoom.com, Inc.

Legalzoom.com, Inc.
101 N. Brand Blvd, 10th Floor
Glendale, CA 91203 USA

RE: CARMEN TV PILOT LLC
File Number: 803650604

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic limited liability company (llc).

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at https://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 | Fax: (512) 463-5709 | Dial: 7-1-1 for Relay Services
Prepared by: Stacey Ybarra | TID: 10285 | Document: 976576210002

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

CARMEN TV PILOT LLC
File Number: 803650604

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 06/16/2020

Effective: 06/16/2020



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Stacey Ybarra   TID: 10306   Document: 976576210002

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



Certificate of Formation
Limited Liability Company

**Filed in the Office of the
Secretary of State of Texas
Filing #: 803650604 06/16/2020
Document #: 976576210002
Image Generated Electronically
for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

CARMEN TV PILOT LLC

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
Dan   Funk

C. The business address of the registered agent and the registered office address is:

Street Address:
1700 Granite Range Lane   Arlington TX 76005

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.
OR
☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☑ A. The limited liability company is to be managed by managers.
OR
☐ B. The limited liability company will not have managers. Management of the company is reserved to the members.
The names and addresses of the governing persons are set forth below:

Manager 1: **Jaco   Booyens**   Title: **Manager**
Address: **1861 Brown Blvd., Suite 217-603   Arlington TX, USA 76004**

Manager 2: **Dan   Funk**   Title: **Manager**
Address: **1861 Brown Blvd., Suite 217-603   Arlington TX, USA 76004**

Manager 3: **Philipa   Booyens**   Title: **Manager**
Address: **1861 Brown Blvd., Suite 217-603   Arlington TX, USA 76004**

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

LegalZoom.com, Inc.   **101 N. Brand Blvd., 11th Floor, Glendale, CA 91203**

Effectiveness of Filing

☑ A. This document becomes effective when the document is filed by the secretary of state.

OR

☐ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Cheyenne Moseley, Asst. Secretary, LegalZoom.com, Inc.

Signature of Organizer

FILING OFFICE COPY